Exhibit 99.2

Kornit Announces Pricing of Upsized Public Offering of Ordinary Shares

ROSH HA’AYIN, Israel, January 25, 2017 (GLOBE NEWSWIRE) – Kornit Digital Ltd. (NASDAQ: KRNT), a company that develops, designs and markets innovative digital printing solutions for the global printed textile industry, today announced the pricing of a public offering of 7,500,000 ordinary shares at a price to the public of $16.50 per share. The offering was upsized from the previously announced public offering of 7,000,000 ordinary shares. Of the 7,500,000 ordinary shares, 2,000,000 shares are being offered by Kornit and 5,500,000 shares are being offered by shareholders of the company, substantially all by the company’s largest shareholder, Fortissimo Capital Fund II (Israel) L.P. Kornit and the selling shareholders have also granted the underwriters a 30-day option to purchase up to an additional 1,125,000 shares at the public offering price. The offering is expected to close on or about January 31, 2017, subject to customary closing conditions. Kornit intends to use the proceeds from the offering for general corporate purposes. The Company will not receive any of the proceeds from the sale of shares being offered by the selling shareholders.

Barclays and Citigroup are acting as joint book-running managers and as representatives of the underwriters in the offering. William Blair, Stifel, Canaccord Genuity and Needham & Company are acting as co-managers in the offering.

Kornit has filed a preliminary prospectus supplement to its shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission for the public offering of its ordinary shares. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC. The offering will be made only by means of a prospectus supplement and the accompanying prospectus. When available, a copy of the final prospectus supplement relating to the offering and accompanying prospectus may be obtained from Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 888 603-5847, or by emailing barclaysprospectus@broadridge.com; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: 800-831-9146).

The offering of these securities is being made under an effective shelf registration statement on file with the U.S. Securities and Exchange Commission. The registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com